

Entity Profile Information

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	11/15/2013
	EXEMPT FOREIGN FIRM APPROVED	11/20/1998
	NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**	
	PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

FOREIGN INDUSTRY CHECK PENDING

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	2/14/2023
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	12/5/2025

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998



Business Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	CITIGROUP GLOBAL MARKETS LIMITED
Form of Organization	CORPORATION
Country	UNITED KINGDOM
Federal EIN	Not provided

Business Address

Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone Number	+44 20 7508 8000
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Business Information

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Form of Organization	Not provided
Federal EIN	Not provided
Business Address	
Street Address 1	Not provided
Zip/Postal Code	Not provided
Phone Number	Not provided
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Other Names

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   NOT IN USE



Location of Business Records

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	CITIGROUP GLOBAL MARKETS INC.
Street Address 1	388 GREENWICH STREET
Street Address 2	ATTENTION: LEGAL & COMPLIANCE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013



Principal Information

Individual Information

NFA ID	0571330
Name	ATKINSON, NICOLA JANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-07-2025

NFA ID	0538968
Name	CLARK, SALLY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-06-2021

NFA ID	0484489
Name	FALL, WILLIAM
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-06-2021

NFA ID	0519823
Name	FLOWERDAY, DAVID LEONARD
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-18-2019

NFA ID	0515303
Name	KANE, NICOLA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-29-2024

NFA ID	0559796
Name	LEE, TIINA LE SEONG
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-02-2024

NFA ID	0566445
Name	LOFTHOUSE, JONATHAN RICHARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-29-2024

NFA ID	0522954
Name	MORTON, ANDREW JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-24-2020

NFA ID	0485735
Name	MOULDS, JONATHAN PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-08-2022

NFA ID	0553314
Name	PLUNKETT, IAIN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-02-2023

NFA ID	0551559
Name	RAJA, AMIT ANIL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 3

Effective Date	11-25-2022

NFA ID	0566652
Name	RAYSON, PAUL ANDREW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-17-2024

NFA ID	0556290
Name	SEN GOSAIN, MANJIRA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-23-2023

NFA ID	0520000
Name	VON KOSKULL, CASPER WILHELM
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-09-2024

NFA ID	0563242
Name	WESTGARTH, GRAHAM
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2024

Holding Company Information

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	02-27-2014



Principal Name and Financial Interest

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



Non-U.S. Regulator Information

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
ISRAEL	ISRAEL SECURITIES AUTHORITY
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)



Agent Information

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Criminal Disclosures

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



DMP Filing System

- Entity Profile Information
- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (9 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	21139	10/30/2025	THE KOREAN FSC 122024	FINAL	12,2024		
E	20821	03/28/2025	SIX SWISS EXCHANGE 0	FINAL	3/2025		
E	20777	03/17/2025	COMPETITION AND MARKETS AUTHORITY (CMA) NOT APPLICABLE	FINAL	2/2025		
E	20145	08/08/2024	FCA/PRA NOT APPPLICABLE	FINAL	5/2024		
	15096	06/07/2019	JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN				
	15095	03/19/2017	GERMAN EQUITIES - DELAY IN FILING DISCLOSURES				
	15099	10/30/2013	MTS TRADING SUSPENSION 2005				
	15098	10/30/2013	LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES				
	15097	10/02/2013	2009 - CONSOB AND BREACH OF SHORT-SELLING RULES				

Archived Regulatory Disclosure Matter Summary (5 DMPs)





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Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (2 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.



Registration Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	N/A
Email	LESLIE.COOMBS@CITI.COM



Enforcement/Compliance Communication Contact Information

Viewed on December 17, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	TOBY
Last Name	GREEN
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	N/A
Email	TOBY.GREEN@CITI.COM

First Name	ANDREW
Last Name	MCGUIRE
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 2795
Email	ANDREW.MCGUIRE@CITI.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Membership Contact
First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Accounting Contact
First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Arbitration Contact

First Name	ANDREW
Last Name	LOVE
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	+44 20 7508 9080
Email	ANDREW.LOVE@CITI.COM

Compliance Contact

First Name	ANDREW
Last Name	MCGUIRE
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 2795
Email	ANDREW.MCGUIRE@CITI.COM

Chief Compliance Officer Contact

First Name	DAVID
Last Name	FLOWERDAY
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 6939
Email	DAVID.FLOWERDAY@CITI.COM

Online Registration System

Filing History

Click on the Form Message link to see details.

Entity Profile Information

Entity ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Sponsor ID SPONSOR ID

Clear

Form Message:

Start Date:

End Date:

10 entries per page

PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2025-11-28		ANNUAL REGISTRATION UPDATE FILED	BROWNZ
2025-10-30		FIRM REGULATORY DMP ADDED - 21139	BROWNZ
2025-03-28		FIRM REGULATORY DMP ADDED - 20821	DAVIESL1
2025-03-17		FIRM REGULATORY DMP ADDED - 20777	DAVIESL1
2024-11-29		ANNUAL REGISTRATION UPDATE FILED	BROWNZ
2024-08-08		FIRM REGULATORY DMP ADDED - 20145	DAVIESL1
2023-12-20		ANNUAL REGISTRATION UPDATE FILED	BROWNZ